                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000

     OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________


Commission file number:  333-

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           Cox Communications, Inc.
                          Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Cox Communications, Inc.
                             1400 Lake Hearn Drive
                            Atlanta, Georgia 30319

                                                      Page Number in This Report
                                                      --------------------------
ITEMS 1 AND 2


Independent Auditors' Report                                       5

FINANCIAL STATEMENTS AS OF AND FOR
THE YEARS ENDED DECEMBER 31, 2000 AND 1999

Statements of Net Assets Available for Benefits                    6

Statements of Changes in Net Assets Available
  for Benefits                                                     7

Notes to Financial Statements                                      8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

  Schedule of Assets Held for Investment
  Purposes at End of Year                                         12

Schedules required under the Employee Retirement
Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.


EXHIBIT

Consent of Deloitte & Touche LLP                                  14

                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number
------

  23      Consent of Deloitte & Touche LLP

                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.


                                        COX COMMUNICATIONS, INC.
                                        SAVINGS AND INVESTMENT PLAN


Date: June 25, 2001
                                        By: /s/ Andrew A. Merdek
                                            ----------------------------
                                             Andrew A. Merdek
                                             Cox Communications, Inc.
                                             Corporate Secretary

INDEPENDENT AUDITORS' REPORT

Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 6, 2001

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                  2000               1999

INVESTMENTS - At fair value                  $  249,034,243      $ 217,210,382

EMPLOYEE CONTRIBUTIONS RECEIVABLE                 1,106,324            676,715

EMPLOYER CONTRIBUTIONS RECEIVABLE                   420,630            259,774
                                             --------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS            $  250,561,197      $ 218,146,871
                                             ==============      =============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                               2000                1999
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period                    $218,146,871        $164,818,257

ADDITIONS (DEDUCTIONS):
  Employee contributions                                                     41,092,297          20,509,343
  Employer contributions                                                     10,126,180           7,053,817
  Interest and dividends                                                     17,306,907          14,483,358
  Net appreciation (depreciation) in fair value of investments              (16,842,603)         22,213,839
  Transfers from other plans                                                    198,049             122,875
  Distributions to participants                                             (19,466,504)        (11,054,618)
                                                                           ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS - End of period                          $250,561,197        $218,146,871
                                                                           ============        ============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      General - The Plan was adopted by Cox Communications, Inc. (the "Company") effective February 1, 1995, to provide tax deferred savings and matching employer contributions to eligible employees.

      The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible for participation in the Plan after completing one year of service.

      Administration - The Plan is administered by the Cox Enterprises, Inc. Management Committee, which is responsible for overall Plan policy, and the Administrative Committee, which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant's lowest risk investment balance by Vanguard Fiduciary Trust Company ("Vanguard"), the Plan's trustee.

      Contributions and Vesting - All eligible participants may elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly compensated employees) of eligible pay up to a maximum of $10,500 in 2000 and $10,000 in 1999. The Company contributes an amount equal to 50% of each participant's contribution, not to exceed 6% of the participant's eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined.

      Distributions - Upon written request and approval of the Administrative Committee, participants may withdraw amounts as specified in the Plan Document from their employee contribution account, if the withdrawal is necessary due to hardship.

      A participant's contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, certification of disability, or death.

      Investment Options - During 2000 and 1999, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, Morgan Growth Fund, Federal Money Market Fund, Short-Term Corporate Bond Fund, Intermediate-Term Corporate Bond Fund, International Growth Fund, and Total Stock Market Index Fund, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A or Series C Tribune Company Stock Fund; however, contributions to these funds are no longer allowed.

      Loans - Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed certain limits as outlined in the Plan provisions. Interest is charged at the prime interest rate as indicated in the Wall Street Journal. Loans are secured by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans, which may not exceed 30 years.

2.    ACCOUNTING POLICIES

      Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

      Investment Valuation and Income Recognition - Values for units of participation in mutual funds are based on the quoted net asset value (redemption value) of the respective fund. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payments of Benefits - Benefit payments to participants are recorded upon distribution.

      Use of Estimates - The preparation of financial statements in conformity with accounting estimates generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for Plan benefits.

3.    INVESTMENTS

      The Plan's investments, including those representing 5% or more of the Plan's net assets, are as follows:

                                                                       2000                             1999
                                                            ---------------------------     ----------------------------
                                                             Number of        Fair           Number of         Fair
                                                               Units          Value            Units           Value
         Cox Communications Class A
           Common Stock Fund                                1,269,758 *    $ 59,123,125        934,793 *    $ 48,141,821
         Tribune Company A Stock Fund                          58,571 *       2,474,625         55,800 *       3,738,627
         Tribune Company C Stock Fund                                                            2,590 *         173,551
         Vanguard Wellington Fund                           1,124,744        31,729,041      1,005,564        28,115,558
         Vanguard Windsor Fund                              2,817,104        43,073,526      2,509,798        38,073,640
         Vanguard Morgan Growth Fund                        2,279,074        38,926,577      1,607,624        36,846,750
         Vanguard Federal Money Market Fund                15,746,846        15,746,846     12,385,031        12,385,031
         Vanguard Short-Term Corporate Bond Fund            1,006,300        10,717,092        948,581         9,988,561
         Vanguard Intermediate-Term Corporate Bond Fund       253,568         2,406,360        183,795         1,692,754
         Vanguard International Growth Fund                   515,086         9,719,677        355,494         7,995,062
         Vanguard Total Stock Market Index Fund               809,983        23,700,102        622,843        20,690,857
         Loans to participants                                               11,417,272                        9,368,170
                                                                           ------------                      -----------

                                                                           $249,034,243                     $217,210,382
                                                                           ============                     ============

      * As the Plan owns 100% of the outstanding units of the Company stock funds, these amounts represent the number of shares of Company stock owned by the respective funds.

      During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by ($16,842,603) and $22,213,839, respectively, as follows:

                                                                     2000                1999
         Investments at fair value as determined by
           quoted market prices:

           Company stock funds                                   $ (1,626,491)       $ 15,197,110
           Mutual funds                                           (15,216,112)          7,016,729
                                                                 ------------        ------------

                                                                 $(16,842,603)       $ 22,213,839
                                                                 ============        ============


4.    PLAN TERMINATION

      If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

5.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2000, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULE
                             ---------------------

                      (See Independent Auditors' Report)

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                 Identity                                                                                        Current
                 of Issue                                Description of Investment                                 Value

*Vanguard Federal Money Market Fund                      Registered Investment Company (Mutual Fund)           $ 15,746,846

*Vanguard Intermediate-Term  Corporate Bond Fund         Registered Investment Company (Mutual Fund)              2,406,360

*Vanguard International Growth Fund                      Registered Investment Company (Mutual Fund)              9,719,677

*Vanguard Morgan Growth Fund                             Registered Investment Company (Mutual Fund)             38,926,577

*Vanguard Short-Term  Corporate Bond Fund                Registered Investment Company (Mutual Fund)             10,717,092

*Vanguard Total Stock Market Index Fund                  Registered Investment Company (Mutual Fund)             23,700,102

*Vanguard Wellington Fund                                Registered Investment Company (Mutual Fund)             31,729,041

*Vanguard Windsor Fund                                   Registered Investment Company (Mutual Fund)             43,073,526

Tribune Company A Stock Fund                             Company Stock Fund                                       2,474,625

*Cox Communications Class A Common Stock Fund            Company Stock Fund                                      59,123,125

*Loans to participants                                   Various (interest ranging from
                                                           6% to 9%, maturities ranging
                                                           from 1 to 360 months)                                11,417,272
                                                                                                             -------------

                                                                                                             $ 249,034,243
                                                                                                             =============

* Party-in-interest to the Plan.

                                      -13-